

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2017

Todd L. Philips
Chief Financial Officer
Industrial Services of America Inc.
7100 Grade Lane
Louisville, KY 40213

> **Re:** **Industrial Service of America Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 0-20979**

Dear Mr. Philips:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 28

1. We note that management evaluated your internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

Consolidated Statements of Operations, page F-4

2. We note you present operating income (loss) which is equal to your revenues less cost of sales, which appears to represent gross profit. In future filing please revise the caption to represent gross profit.

Notes to Consolidated Financial Statements

Note 11 – Segment Information, page F-33

3. We note you sell ferrous and nonferrous metals and used auto parts. In future filings please revise your disclosure to include revenue for each product or each group of similar products or explain why the disclosure in not required. Reference is made to ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Basis of Presentation, page 10

4. We note your disclosure that information furnished includes all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods. Please confirm and revise your disclosure to indicate whether all such adjustments are of a normal recurring nature. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Caprice Price, Director of Accounting